                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                           Robomatix Technologies Ltd.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                                  Zvi Barinboim
                            Silverboim Holdings Ltd.
                                SPL Software Ltd.
                            WorldGroup Holdings Ltd.
--------------------------------------------------------------------------------
                      (Names of Filing Persons (Offerors))

                  Ordinary Shares, Par Value NIS 1.46 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M8216J107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Andris J. Vizbaras, Esq.
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                            CALCULATION OF FILING FEE


                TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**

                      $17,286,257                                            $2,035


* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,286,257 ordinary shares of Robomatix Technologies
Ltd. at the tender offer price of $1.00 per ordinary share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate
Advisory No. 1 for fiscal year 2006, equals $117.70 per million of transaction value.

|X|  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the

     Form or Schedule and the date of its filing.



Amount Previously  Paid:      $2,035                  Filing Party:      Zvi Barinboim, Silverboim
                         -----------------------                   -------------------------------
                                                               Holdings Ltd., SPL Software Ltd., WorldGroup
                                                               ---------------------------------------------
                                                               Holdings Ltd.
                                                               -----------------------------

Form or Registration No.        SC TO                    Date Filed:        June 14, 2005
                         -------------                                -------------------------------


|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     |X|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |X|  going-private transaction subject to Rule 13e-3.
     |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:    |X|

CUSIP No.  M8216J107

1        NAME OF REPORTING PERSON:  Silverboim Holdings Ltd.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [  ]
                                                              (b)      [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                           [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

       NUMBER OF           7     SOLE VOTING POWER:  0 Shares
        SHARES
      BENEFICIALLY         8     SHARED VOTING POWER:  0 Shares
        OWNED BY
          EACH             9     SOLE DISPOSITIVE POWER:  0 Shares
       REPORTING
      PERSON WITH          10    SHARED DISPOSITIVE POWER:  0 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   0 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [   ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14       TYPE OF REPORTING PERSON: CO

                                       2

CUSIP No.  M8216J107

1        NAME OF REPORTING PERSON:  WorldGroup Holdings Ltd.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [  ]
                                                              (b)      [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                           [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

       NUMBER OF            7     SOLE VOTING POWER:  14,332,045 Shares
        SHARES
     BENEFICIALLY           8     SHARED VOTING POWER:  0 Shares
       OWNED BY
         EACH               9     SOLE DISPOSITIVE POWER:  14,332,045 Shares
       REPORTING
      PERSON WITH           10    SHARED DISPOSITIVE POWER:  0 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   14,332,045 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [   ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 88.43%

14       TYPE OF REPORTING PERSON: CO

                                       3

       This Amendment Number 7 ("Amendment No. 7") amends and supplements the
Tender Offer Statement on Schedule TO, as amended to date (the "Schedule TO"), filed by WorldGroup Holdings Ltd., an Israeli corporation (the "Buyer"), SPL
Software Ltd., Silverboim Holdings Ltd. and Zvi Barinboim relating to the
Buyer's offer to purchase all the outstanding ordinary shares, par value NIS
1.46 per share (the "Ordinary Shares"), of Robomatix Technologies Ltd., an
Israeli corporation, at a purchase price of $1.00 per Ordinary Share, less any withholding tax due, in cash and without interest, upon the terms and subject to the conditions set forth in the Second Amended Offer to Purchase, dated July 27,
2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the
Schedule TO. This Amendment No. 7 is being filed on behalf of the Buyer, SPL
Software Ltd., Silverboim Holdings Ltd. and Zvi Barinboim.

ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

ITEM 11. ADDITIONAL INFORMATION.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Items 8, 11 and 13 are hereby amended and supplemented as follows:

         At 5:00 p.m. New York City time on Monday, August 8, 2005, the offer expired, as scheduled. The Buyer has been advised by American Stock Transfer &
Trust Company, the depositary for the offer, that at expiration, approximately
14,323,045 Ordinary Shares had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 9,000 Ordinary Shares. The tendered Shares and noticed Shares represent approximately 88.43% of the outstanding Ordinary Shares.

ITEM 12. EXHIBITS.

         Item 12 is hereby amended and supplemented as follows:

(a)(1)(K)    Press Release, dated August 9, 2005, issued by WorldGroup Holdings
Ltd.

                                       4

                                   SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                      /s/      Zvi Barinboim
                      -----------------------------------
                               Zvi Barinboim

                      SILVERBOIM HOLDINGS LTD.

                      By:       /s/  Zvi Barinboim
                         --------------------------------
                               Zvi Barinboim
                               Chairman

                      SPL SOFTWARE LTD.

                      By:       /s/  Zvi Barinboim
                         --------------------------------
                               Zvi Barinboim
                               Chairman

                      By:       /s/   Jacob Tenenboem
                         --------------------------------
                               Jacob Tenenboem
                               Director

                      WORLDGROUP HOLDINGS LTD.

                      By:        /s/  Zvi Barinboim
                         --------------------------------
                               Zvi Barinboim
                               Chairman

                      By:       /s/    Ariel Levy
                           -------------------------------
                               Ariel Levy
                               Director

Date:  August 9, 2005

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